STRATEGIC DIAGNOSTICS INC.

111 Pencader Drive

Newark, Delaware 19702

May 17, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Jay Ingram, Legal Branch Chief

Re:                             Strategic Diagnostics Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 22, 2013

File No. 000-22400

Dear Mr. Ingram:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Francis M. DiNuzzo, President and CEO of Strategic Diagnostics Inc. (the “Company”), dated May 10, 2013, with respect to the above-referenced preliminary proxy statement.

For your convenience, we set forth each comment of the Staff’s comments in italicized typeface and include the Company’s response below it.

General

1.                                      Please revise to include the financial information called for by Item 14(c)(1) of Schedule 14A. This includes your audited financial statements for the two most recent fiscal years plus unaudited interim periods. Please also provide unaudited financial statements of the business to be disposed for the same periods; however, you may include audited financial statements of that business for each of the two most recent fiscal years if they are available. Please also include your pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period. See generally Section H6 of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

The Company has included the referenced financial information in its revised preliminary proxy statement, filed with the Securities and Exchange Commission on the date of this letter.

As requested by the Staff, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (302) 456-6789 if you should have any questions.

Sincerely yours,

Strategic Diagnostics Inc.

By:	/s/ Kevin J. Bratton
Kevin J. Bratton
Chief Financial Officer

cc:	Leland Benton, Esquire
Justin W. Chairman, Esquire